222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609 7732 jgoodman@vedderprice.com

April 27, 2015

VIA EDGAR Ms. Sally Samuels Division of Investment Management-Office of Insurance Products Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Wilshire Variable Insurance Trust (the “Registrant” or the “Trust”) Registration Nos. 333-15881 and 811-07917

Dear Ms. Samuels:

On behalf of the Registrant, this letter is in response to the comments received on April 7, 2015, regarding the Registrant’s Post-Effective Amendment No. 56 to its Registration Statement on Form N-1A filed on March 2, 2015, pursuant to Rule 485(a)(1) under the Securities Act of 1933.  As you requested, this letter is being filed via EDGAR.

Wilshire Global Allocation Fund Prospectus (apply globally as applicable)

1.	Expense Example

(a)	Comment: Please refer to the fee waiver/expense reimbursement as a fee waiver and not an expense cap.

Response:  The Registrant has respectfully determined not to make this change as the adviser has contractually agreed to cap expenses pursuant to the Expense Limitation Agreement.  Such cap may be in the form of a waiver and/or expense reimbursement, so merely referring to arrangement as a fee waiver may not be accurate.

Ms. Sally Samuels
April 27, 2015

2.	Principal Investment Strategies

(a)	Comment: Please describe the first reference to high yield bonds as “junk bonds.”

Response:  The Registrant has revised the disclosure accordingly.

(b)	Comment: Under the Direct Fixed Income Strategies section, please confirm that all of the strategies described in this section are fixed income strategies.

Response:  The Registrant confirms that all of the strategies described in this section are fixed income strategies.

(c)	Comment: Under the Direct Fixed Income Strategies section, please describe the types of derivatives that will be used (vs. those that may be used) and how they will be used.

Response:  The following revised paragraph under Direct Fixed Income Strategies describes the Fund’s use of derivatives:

As an alternative to holding investments directly, Guggenheim may also obtain investment exposure through the limited use of certain types of derivatives transactions intended to replicate or modify the economic attributes associated with an investment in securities in which the Fund may invest directly, or to create economic leverage in the Fund, to enhance total return, to seek to hedge against fluctuations in securities prices, interest rates or currency rates, to change the effective duration of the Fund’s portfolio, or to manage certain investment risks. The Fund’s ability to make investments and manage certain risks using derivatives is, however, limited by the Investment Company Act of 1940, as amended. Derivatives include forward contracts, interest rate swaps, total return swaps, credit default swaps, swaptions and futures on single securities and narrow based securities indices, and options on a security, or group or index of securities, and certain currency transactions. The Fund may be exposed to certain additional risks should Guggenheim use derivatives as a means to synthetically implement the Fund’s investment strategies.

Ms. Sally Samuels
April 27, 2015

(d)	Comment: Please confirm that the Fund’s investments in derivatives will be based on mark to market value rather than notional value.

Response:  The Registrant confirms that the Fund’s investments in derivatives will be based on mark to market value.

(e)	Comment: With respect to swap transactions, please disclose the type of swap transactions that the Fund will use and confirm that the disclosure is consistent with the 2010 letter from Barry Miller to the ICI. Please confirm the appropriate collateral has been set aside for such transactions.

Response:  As shown in the response to comment (c) above, disclosure has been included regarding the Fund’s use of interest rate swaps, total return swaps, credit default swaps and swaptions.  The Registrant believes the disclosure is consistent with the 2010 letter from Barry Miller.  In addition,  the Registrant confirms appropriate collateral has been set aside for such transactions.

3.	Principal Risks

(a)	Comment: Please make sure all risks conform with the principal investment strategies.

Response:  The Registrant confirms that all of the Fund’s risks conform with the Fund’s principal investment strategies.

(b)	Comment: For derivatives risk, please specify the type of derivatives that will be used and confirm that there is specific corresponding risk disclosure for each type of derivative.

Response:  The types of derivatives that will be used (forwards, swaps, futures, options and currency transactions) have been disclosed along with their associated risks.

(c)	Comment: Please include segregation risk for swap transactions.

Response:  The Registrant has included segregation risk for swap transactions.

Ms. Sally Samuels
April 27, 2015

(d)	Comment: With respect to Structured Finance Risk, please confirm whether there is subprime risk. If so, please also provide disclosure in the Principal Investment Strategies section.

Response:  The Registrant has disclosed that there may be subprime exposure in the Principal Investment Strategies section and has also included related risk disclosure under Structured Finance Risk.

(e)	Comment: Under Repurchase Agreement and Reverse Repurchase Agreement Risk, disclose leveraging as a related risk for reverse repurchase agreements.

Response:  The disclosure has been revised accordingly.

4.	Additional Information About the Fund’s Strategies and Risks

(a)	Comment: Please confirm this section is in compliance with Item 9 of Form N-1A, including renaming the section “Principal Investment Strategies, Risks and Additional Information.”

Response:  The Registrant confirms this section is in compliance with the requirements of Item 9.  The section has also been renamed accordingly.

(b)	Comment: With respect to convertible securities, please confirm whether the Fund invests in contingent convertible bonds.

Response:  Disclosure has been added that the Fund may invest in contingent convertible bonds.

(c)	Comment: Under Leverage Risk, please identify the type of instruments for which require segregation of assets.

Response:  The disclosure has been revised to specify the type of instruments that the Fund would need to segregate assets.

(d)	Comment: Under Illiquid Securities Risk, please disclose that, if such investments exceed 15%, the Fund will take steps to reduce its holdings in illiquid securities.

Response:  The Registrant has added disclosure accordingly.

Ms. Sally Samuels
April 27, 2015

5.	Additional Information

(a)	Comment: Under Voting Rights, please disclose that there will be proportional voting for any shares held by an insurance company in their own name.

Response:  The existing disclosure under Voting Rights states (in part):

A Participating Insurance Company must vote the shares of the Fund held in its name as directed. If a Participating Insurance Company does not receive voting instructions for all of the shares of the Fund held under the Contracts, it will vote all of the shares in the relevant separate accounts with respect to a proposal, for, against, or abstaining, in the same proportion as the shares of the Fund for which it has received instructions from Contract Owners (i.e., echo voting). As a result, a small number of Contract Owners may determine the outcome of a proposal.

Accordingly, no changes have been made in response to this comment.

*            *            *

Attached as Exhibit A to this letter is the “Tandy Letter” signed by an officer of the Trust.  If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours, /s/ Jennifer M. Goodman Jennifer M. Goodman

JLG/mme

EXHIBIT A

April 27, 2015

Ms. Sally Samuels
Division of Investment Management-Office
   of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC  20549

Re:	Wilshire Variable Insurance Trust (the “Registrant” or the “Trust”) Registration Nos. 333-15881 and 811-07917

Dear Ms. Samuels:

In connection with the Trust’s response to certain oral comments received from the Commission staff on April 7, 2015, with respect to the Staff’s review of the post-effective amendment to the Trust’s registration statement on Form N-1A previously filed on March 2, 2015, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Reena S. Lalji, Esq. at (310) 260-6670.

Very truly yours,

 /s/ Jason Schwarz

Jason Schwarz
President